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                                   Exhibit 99
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Item 7a.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

Fluctuations in interest and foreign currency exchange rates affect the Company's financial position and results of operations. The Company enters into forward exchange contracts and purchases options denominated in foreign currency to hedge foreign currency exposure and minimize the effect of such fluctuations on reported earnings and cash flow. (See "Accounting for Foreign Currency Translation and Transactions" and "Financial Instruments and Risk Management" in the Summary of Significant Accounting Policies, Note 1; and "Financial Instruments and Risk Management", Note 13.) Sensitivity of the Company's financial instruments to selected changes in market rates and prices, which are reasonably possible over a one-year period, are described below. Market values are the present value of projected future cash flows based on the market rates and prices.

The Company's financial instruments subject to interest rate risk consist of fixed rate debt instruments. These debt instruments have a net fair value of $98.0 million and $103.8 million as of December 31, 2000 and December 26, 1999, respectively. The sensitivity analysis assumes an instantaneous 100-basis point move in interest rates from their levels, with all other variables held constant. A 100-basis point increase in interest rates at December 31, 2000 would result in a $4.0 million decrease in the net market value of the liability. Conversely, a 100-basis point decrease in interest rates at December 31, 2000 would result in a $2.6 million increase in the net market value of the liability.

The Company's $120 million subordinated debentures are also subject to equity price risk. The fair value of these debentures was a liability of $87.9 million and $92.7 million at December 31, 2000 and December 26, 1999, respectively. The sensitivity analysis assumes an instantaneous 10% change in the year-end closing price of the Company's common stock, with all other variables held constant. At December 31, 2000, a 10% strengthening in the Company's common stock would result in a net increase in the fair value liability of $1.2 million, while a 10% weakening in the Company's common stock would result in a net decrease in the fair value liability of $0.9 million.

The Company's financial instruments subject to foreign currency exchange risk include the 244 million Euro term loan, the $100 million multi-currency revolving credit facility, and the 18.6 million Deutsche Mark and 5.3 million Deutsche Mark capital leases. At December 31, 2000, 217.2 million Euro (approximately $204.6 million) was outstanding under the term loan. The amounts outstanding under the revolving credit facility were 2.23 billion Japanese Yen (approximately $19.4 million) and 6 million Euro (approximately $5.7 million). The outstanding borrowings under the capital leases were 18.1 million Deutsche Mark (approximately $8.7 million) and 4.5 million Deutsche Mark (approximately $2.2 million). The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables








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held constant. At December 31, 2000, a 10% strengthening of the US dollar versus the Euro would result in a $20.1 million decrease in the liability of the term loan, revolving credit facility and capital leases, while a 10% weakening of the US dollar versus the Euro would result in a $24.6 million increase in the liability of the term loan, revolving credit facility and capital leases. At December 31, 2000, a 10% strengthening of the US dollar versus the Japanese Yen would result in a $1.8 million decrease in the liability of the revolving credit facility, while a 10% weakening of the US dollar versus the Japanese Yen would result in a $2.2 million increase in the liability of the revolving credit facility.

Also subject to foreign currency exchange risk are the Company's foreign currency forward exchange contracts and options which represent a net asset position of $0.8 million and $2.5 million at December 31, 2000 and December 26, 1999, respectively. The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2000, a 10% strengthening of the US dollar versus other currencies would result in an increase of $3.5 million in the net asset position, while a 10% weakening of the dollar versus all other currencies would result in a decrease of $2.9 million.

Foreign exchange forward and option contracts are used to hedge the Company's firm foreign currency cash flows. Thus, there is either an asset or cash flow exposure related to all the financial instruments in the above sensitivity analysis for which the impact of a movement in exchange rates would be in the opposite direction and substantially equal to the impact on the instruments in the analysis. There are presently no significant restrictions on the remittance of funds generated by the Company's operations outside the United States.